Exhibit 99.1

GDEV announces results for the fourth quarter and full year 2022

June 26, 2023 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”) released its audited financial and operational results for the fourth quarter and full year ended December 31, 2022.

Financial Highlights:

Full Year 2022:

●	Record high annual revenues of $480 million, growing 11% year-over-year.
●	Total comprehensive income for 2022 of $11 million vs. total comprehensive loss of $117 million in 2021.
●	Adjusted EBITDA of $98 million for 2022 compared to the $8 million in 2021.
●	Cash flow generated from operating activities of $116 million for 2022 growing 10% year-over-year.

Fourth Quarter 2022:

●	Quarterly revenues of $99 million, declining 19% year-over-year.
●	Total comprehensive loss for the fourth quarter of 2022 of $76 million vs. total comprehensive income of $18 million in the respective period of 2021 primarily driven by (i) the effect of an impairment of goodwill and investments in equity accounted associates recorded in Q4 2022 in the amount of $63 million vs. nil in 2021; (ii) a decrease in revenues in Q4 2022 in the amount of $24 million as compared with Q4 2021 and (iii) an impairment loss on trade receivables and loans receivable recorded in Q4 2022 in the amount of $24 million vs. $0.1 million in Q4 2021 partially offset by (A) a decrease of selling and marketing expenses in Q4 2022 in the amount of $9 million vs. Q4 2021 and (B) a decrease of platform commissions in Q4 2022 in the amount of $8 million as compared with Q4 2021.
●	Adjusted EBITDA of negative $10 million for the fourth quarter of 2022 compared to $27 million in the respective period of 2021.
●	Cash flow generated from operating activities of $17 million for the fourth quarter of 2022, declining 62% year-over-year.

Recent Performance Updates:

●	Starting from December 2022, the Company has substantially increased investments in the acquisition of new players, with total selling and marketing expenses in January to May being (on a preliminary basis) about 30% higher year-over-year than in the correspondent period of 2022.
●	These increased investments have resulted in (on preliminary basis) approximately 20% growth of average monthly paying users in January to May versus the level in the fourth quarter of 2022.
●	Since February 2023, the Company had (on a preliminary basis), on average, a single-digit sequential growth of monthly bookings.

Product Updates:

●	Hero Wars – our flagship global mid-core franchise reached a remarkable milestone, surpassing $1.5 billion in cumulative bookings across all platforms, with $1 billion of that amount coming from the mobile platform. There are a range of various product and marketing related initiatives in progress to further enhance the Hero Wars franchise.
●	Island Questaway – our casual farming adventure franchise, has gained significant traction, demonstrating robust growth both in 2022 and 2023. As of May 2023, the game generated more than 8 million installs in total and during January to May 2023 increased its bookings by approximately 6 times year-over-year vs. the respective period of 2022.

●	Pixel Gun 3D – our pixel shooter franchise, has recently celebrated its 10th anniversary. The title has accumulated over 180 million downloads solidifying its position as the world's No. 3 mobile first-person shooter by monthly audience[1].
●	To focus its resources, the Company has taken the decision to stop further development of its early-stage games Chibi Island and Puzzle Odyssey. Resources will be redirected towards further improvements of the Hero Wars and Island Questaway franchises.

Corporate Updates:

●	On June 22, 2023, the Company announced that as of June 21, 2023, it had changed its name to GDEV Inc. to reflect its evolution as a holding company focused on the growth of its diversified portfolio of studios and franchises.
●	On April 26, 2023, Igor Bukhman, co-founder of Playrix and one of the Company’ key shareholders, was appointed as a non-executive Director of the Company, replacing Sergei Zaitsev as the designee of Everix Investments Limited pursuant to its director appointment rights.
●	On March 16, 2023, trading of the Company’ ordinary shares (“GDEV”) and warrants (“GDEVW”) resumed, proving its rigorous adherence to the high standards of Nasdaq and SEC.

Fourth quarter and Financial Year 2022 financial performance in comparison

US$ million	Q4 2022[2]	Q4 2021	Change (%)	FY 2022	FY 2021	Change (%)
Revenue	99	123	(19)%	480	434	11%
Platform commissions	(25)	(33)	(23)%	(130)	(117)	11%
Game operation cost	(13)	(6)	>100%	(44)	(19)	>100%
Selling and marketing expenses	(40)	(51)	(21)%	(153)	(270)	(43)%
G&A expenses	(8)	(9)	(14)%	(36)	(23)	57%
Share listing expense	—	—	—	—	(125)	>100%
Goodwill and investments in equity accounted associates' impairment	(63)	—	>100%	(63)	—	>100%
Impairment loss on trade receivables and loans receivable	(24)	(0.1)	>100%	(30)	(0.1)	>100%
Total comprehensive income/(loss)	(76)	18	>100%	11	(117)	>100%
Adjusted EBITDA	(10)	27	>100%	98	8	>100%
Cash flows generated from operating activities	17	44	(62)%	116	106	10%

1 According to data.ai in 2022 among active first-person shooter games on mobile platforms

2 Due to a change in accounting judgement in the treatment of the sale of our former Russia-based subsidiaries, the total amounts of the quarterly numbers throughout 2022, stated in this and previously released documents, may not reconcile with the full year 2022 numbers presented in this document.

Full Year 2022 financial performance

In the year ended December 31, 2022 our revenue increased by $46 million (or 11%) year-over-year and amounted to $480 million, driven primarily by a decrease of $158 million in change of deferred revenues during 2022 vs. the same period in the prior year and partially offset by a decrease in bookings in the amount of $113 million (or 20%) year-over-year.

Platform commissions increased by 11% for the 2022 financial year compared with 2021, in line with the increase in revenues.

Game operation costs increased by $25 million (or 132%) in 2022 vs. 2021 to reach $44 million due to the increase in the scale of our operations, costs of the subsidiaries acquired in 2022 vs. nil in 2021 and special costs related to the relocation of personnel and costs related to the reduction in headcount in 2022.

Selling and marketing expenses in 2022 decreased by $117 million and amounted to $153 million. The decrease was mainly due to the massive scaling of the investments into new players in 2021, amplified by a substantial decrease in the marketing investments in 2022 driven by the challenging marketing environment as well as the suspension of our marketing activities in Russia and Belarus due to geopolitical events. Starting from December 2022, the Company has successfully scaled its investments in new players acquisition, which are expected to support the growth of bookings in the future.

General and administrative expenses increased by $13 million in 2022 vs. 2021. The increase was primarily driven by i) the loss on disposal of subsidiaries in the amount of $5 million in the third quarter of 2022 vs. nil in 2021; ii) an increase in personnel and other expenses resulting from the expansion of the scale of our operations during the second half of 2021 which affected our costs in 2022 as well as by special costs related to the relocation of personnel and costs related to the reduction in headcount in 2022, partially offset by a decrease in professional fees.

As a result of the factors above, together with: (i) the effect of an impairment of goodwill and investments in equity accounted associates recorded in 2022 in the amount of $63 million, which were nil in 2021; (ii) an impairment loss on trade receivables and loans receivable recorded in 2022 in the amount of $30 million vs. $0.1 million in 2021; (iii) the share listing expense in the amount of $125 million recorded in the third quarter of 2021 vs. nil in 2022, as well as a few other effects, the total comprehensive income for 2022 increased by $128 million and amounted to $11 million vs. a total comprehensive loss of $117 million in 2021, while Adjusted EBITDA amounted to $98 million, an increase of $89 million compared to 2021 due to the same factors (other than the impact of the share listing expense, the effect of the goodwill and investments impairment and certain other items that are excluded from Adjusted EBITDA).

Cash flows generated from operating activities amounted to $116 million in 2022, an increase of $11 million vs. 2021.

Fourth quarter 2022 financial performance

In the fourth quarter of 2022, our revenue decreased by $24 million (or 19% year-over-year) and amounted to $99 million, driven primarily by a decrease in bookings in the amount of $42 million (or 29%) year-over-year, partially offset by a decrease in change of deferred revenues in the amount of $18 million during the fourth quarter of 2022 vs. the same period in the prior year. The decrease in bookings is primarily driven by significantly reduced marketing investments in the second and the third quarters of 2022, while scaling of investments during December 2022 has not had a meaningful effect on bookings in the fourth quarter of 2022 due to its delayed impact.

Platform commissions decreased by 23% in the fourth quarter of 2022 compared with the same period in 2021, generally in line with the decrease in revenues.

Game operation costs increased by $7 million in the fourth quarter of 2022 mainly due to the increase in the scale of our operations, increase in costs resulting from the relocation of personnel and costs of the subsidiaries acquired in the beginning of 2022 vs. nil in 2021.

Selling and marketing expenses in the fourth quarter of 2022 decreased by $11 million, or 21% year-over-year, and amounted to $40 million. The decrease was mainly due to relatively lower marketing investments during 2022 vs. 2021, primarily driven by the challenging marketing environment as well as the suspension of our marketing activities in Russia and Belarus due to geopolitical events. At the same time, selling and marketing expenses in the fourth quarter of 2022 showed a significant quarter-over-quarter increase of $20 million, mainly due to successful scaling of investments into new players during December 2022.

General and administrative expenses decreased by $1 million in the fourth quarter 2022 vs. the fourth quarter 2021. The decrease was primarily driven by a decrease in the expenses associated with the share-based payments in Q4 2022 vs. the same period of 2021 and certain optimization of other general and administrative expenses in the fourth quarter 2022 as compared with the same period in prior year, partially offset by an increase in personnel expenses.

As a result of the factors above, together with: (i) the effect of an impairment of goodwill and investments recorded in Q4 2022 in the amount of $63 million, which were nil in Q4 2021; (ii) impairment loss on trade receivables and loans receivable recorded in Q4 2022 in the amount of $24 million vs. $0.1 million in Q4 2021, as well as a few other effects, total comprehensive income in the fourth quarter of 2022 decreased by $94 million and amounted to a total comprehensive loss of $76 million vs. total comprehensive income of $18 million in the respective period of 2021, while Adjusted EBITDA amounted to negative $10 million, a decrease of $37 million compared with the same period of 2021 due to the same factors (other than the effect of the goodwill and investments impairment and certain other items that are excluded from Adjusted EBITDA).

Cash flows generated from operating activities amounted to $17 million in the fourth quarter of 2022, a decrease of $27 million vs. the fourth quarter of 2021 primarily due to the decrease in the proceeds resulting from the decrease in bookings described below and the changes in the outflows resulting from the changes in the expense items described above.

Fourth quarter and full year 2022 operational performance

	Q4 2022	Q4 2021	Change (%)	FY 2022	FY 2021	Change (%)
Bookings ($ million)	102	144	(29)%	449	562	(20)%
share of advertising	4.3%	5.4%	(1.1p.p. )	4.5%	4.9%	(0.4p.p. )
MPU (thousand)	316	363	(13)%	335	362	(8)%
ABPPU ($)	103	125	(18)%	107	123	(13)%

Bookings decreased by 29% year-over-year in the fourth quarter of 2022 as the second and the third quarters of 2022 were characterized by significantly lower marketing investments into new player acquisition who could potentially have been converted into payers and provide support to bookings in the fourth quarter of 2022. However, due to the successful scaling of marketing investments during December 2022, the Company managed to return to more active acquisition of new players compared to the second and the third quarters of 2022, which is expected to support the bookings growth in the future as they mature.

The share of advertisement sales as a percentage of total bookings decreased in the fourth quarter of 2022 to 4.3% compared to 5.4% in the respective period of 2021 and decreased by 0.4 p.p. in 2022 to 4.5% compared to 4.9% in 2021. A decrease of 1.1 p.p. and 0.4 p.p is mainly due to the general decline of the advertising market in 2022 vs. 2021.

Split of bookings by platform	Q4 2022	Q4 2021[3]	FY 2022	FY 2021
Mobile	60%	67%	63%	68%
PC	40%	33%	37%	32%

In 2022, the share of PC versions of our games increased by 5 p.p., relative to 2021 enabling us to access a wider audience and expanding our addressable market.

Split of bookings by geography	Q4 2022	Q4 2021	FY 2022	FY 2021
US	34%	30%	33%	31%
Asia	24%	26%	26%	25%
Europe	22%	20%	21%	22%
Other[4]	20%	24%	20%	22%

3 Split of bookings by platform for 4Q 2021 was updated to correct certain inaccuracies of the previously reported percentages.

4 Starting from the second quarter of 2022 the “FSU” category was merged with “Other” category due to the substantial decrease of its share in the total bookings and lower strategic importance as a result of user acquisition investment suspension since February 2022.

Our split of bookings by geography in the fourth quarter and for 2022 remained broadly similar to the split in the fourth quarter and 2021 with a certain increase in the share of US bookings.

Note:

Due to rounding the numbers presented throughout this document may not precisely add up to the totals. The period-over-period percentage changes are based on the actual numbers and may therefore differ from the percentage changes if those would be calculated based on the rounded numbers.

About GDEV

GDEV is a gaming and entertainment powerhouse, focused on growing and enhancing its portfolio of studios. With a diverse range of subsidiaries, including Nexters, Cubic Games, Dragon Machines, and more, GDEV strives to create games that inspire and engage millions of players for many years. Its franchises, such as Hero Wars, Island Questaway, Pixel Gun 3D, Throne Rush and others have accumulated hundreds of millions of installs worldwide. For more information, please visit gdev.inc

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer
investor@gdev.com

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2022 Annual Report on Form 20-F, filed by the Company on June 26, 2023, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Presentation of Non-IFRS Financial Measures

In addition to the results provided in accordance with IFRS throughout this press release, the Company has provided the non-IFRS financial measure “Adjusted EBITDA” (the “Non-IFRS Financial Measure”). The Company defines Adjusted EBITDA as the total comprehensive income/(loss) as presented in the Company's financial statements in accordance with IFRS, adjusted to exclude (i) other comprehensive income/loss, (ii) goodwill and investments in equity accounted associates' impairment, (iii) loss on disposal of subsidiaries, (iv) income tax expense, (v) net finance income/expense, (vi) change in fair value of share warrant obligations and other financial instruments, (vii) share of loss of equity-accounted associates, (viii) depreciation and amortization, (ix) share-based payments and (x) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance. The Company uses this Non-IFRS Financial Measure for business planning purposes and in measuring its performance relative to that of its competitors. The Company believes that this Non-IFRS Financial Measure is a useful financial metric to assess its operating performance from period-to-period by excluding certain items that the Company believes are not representative of its core business. This Non-IFRS Financial Measure is not intended to replace, and should not be considered superior to, the presentation of the Company’s financial results in accordance with IFRS. The use of the Non-IFRS Financial Measure terms may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

Reconciliation of the total comprehensive income/(loss) to the Adjusted EBITDA

(US$ million)	Q4 2022	Q4 2021	FY 2022	FY 2021
Total comprehensive income/(loss) for the year, net of tax	(76)	18	11	(117)
Add back:
Other comprehensive (income)/loss	(1)	(0.4)	(3)	(0)
Goodwill and investments in equity accounted associates' impairment	63	—	63	—
Loss on disposal of subsidiaries	—	—	5	—
Tax expense	(0.7)	0.3	4	1
Finance (income)/expense, net	(2)	1	0.3	3
Change in fair value of share warrant obligations and other financial instruments	(0.3)	4	(3)	(10)
Share of loss of equity-accounted associates	4	—	10	—
Listing expense	—	—	—	125
D&A	2	0.8	7	3
Share-based payments	0.7	3	4	4
Impairment of intangible assets	0.1	—	0.5	—
Adjusted EBITDA	(10)	27	98	8